United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

May 2005

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

COMPANHIA VALE DO RIO DOCE
Report on Form 6-K

PRODUCTION REPORT
SIGNATURES

CVRD – Production report 1Q05

Strong operational performance

Rio de Janeiro, May 11, 2005 — Companhia Vale do Rio Doce (CVRD) achieved strong operational performance in 1Q05, with significantly higher levels of production in its principal products than in the same quarter of last year, making the most of strong demand for ores and metals.

Whereas manufacturing industrial seasonality is brought by demand, in mining it is led by factors influencing supply, principally weather conditions. In Brazil, the rainy season in the first quarter of the year is usually adverse for mining production, due to the effect of excessive humidity in the mining sites. Thus, depending on the intensity of the rainy season, output is naturally lower in a first quarter than in the fourth quarter of the previous year.

Highlights of first quarter 2005

•	Iron ore – more than 10% growth; startup of Fábrica Nova

Under US GAAP (United States Generally Accepted Accounting Principles), CVRD’s iron ore production in 1Q05 was 51.5 million tons, 10.7% more than in 1Q04.

The Southern System produced 24.4 million tons in the quarter, 8.4% higher year on year.

The Fábrica Nova mine, in the Mariana region in the Southern System, started operating in April. It has production capacity for 15 million tons/year, and should produce 10 million this year.

Carajás produced 15.9 million tons, 9.9% more than in 1Q04. As well as the seasonal effect, operational problems in the mine contributed to production being lower than planned – but an emergency work program is in place which will enable production to be accelerated in the coming months.

Caemi produced 10.9 million tons in 1Q05, which was the second largest quarterly volume in its history, and 17.4% more than in 1Q04. Part of this is due to the operation of the Capão Xavier mine, the ramp-up of which was completed in December 2004, and which produced 2.5 million tons in this quarter.

•	Pellets – operational excellence, enabling new output records

By the US GAAP concept, which excludes the joint ventures (Samarco, GIIC, Nibrasco, Kobrasco, Hispanobras and Itabrasco), CVRD’s output of pellets in the first quarter of the year was 4.1 million tons, 10.6% more than in 1Q04. This achievement was possible due to the excellent performance of the CVRD I and CVRD II plants, which reached a new quarterly output record of 1.5 million tons.

In this first quarter of the year, CVRD produced 2.0 million tons of blast furnace pellets and 2.1 million tons of direct reduction pellets.

According to Brazilian GAAP (Generally Accepted Accounting Principles in Brazil), in which the joint ventures production volume is accounted in proportion to CVRD’s shareholdings in them, pellet production in 1Q05 was 9.0 million tons, 6.1% more than in the first quarter of 2004. Consolidated production in March under BR GAAP criteria was 3.4 million tons, a monthly record.

GIIC had a programmed maintenance stoppage in the quarter, and as a result produced only 373,000 tons. Its production target of 4.2 million tons for the full year of 2005 remains unchanged.

Of the 9.0 million tons recorded under BR GAAP in 1Q05, 5.5 million tons were blast furnace pellets and 3.5 million tons direct reduction pellets.

•	Manganese ore and ferro-alloys: record ferro alloy production

Total manganese ore production in 1Q05 was 681,000 tons, 22.4% more than in 1Q04 and CVRD’s highest-ever production in the first quarter of a year.

The capacity of the Azul mine, at Carajás, which is CVRD’s principal manganese mine, is being expanded by 500,000 tons/year. The capacity is expected to reach 2.5 million tons/year at the end of 2005.

Output of ferro-alloys in the first quarter was 164,000 tons, an all-time quarterly record, and 11.3% more than in 1Q04. The highlight was the performance of RDM, whose plants are in Brazil, with a quarterly-record output of 97,000 tons. RDME produced 34,000 tons in the period, and RDMN 28,000 tons.

Total production of alloys in 1Q05 breaks down as 82,000 tons of Ferro Silicon Manganese alloys (FeSiMn), 60,000 tons of high carbon ferro manganese alloys (FeMnAC), 13,000 tons of medium carbon ferro manganese alloys (FeMnMC) and 7,000 tons of other alloys. Production of cored wire (special alloys) by RDME totaled 1,000 tons.

•	Bauxite – maintaining good performance

The output of Trombetas (MRN) in 1Q05 was 4.041 million tons, 3.2% more than in 1Q04, which is a strong result considering the seasonal effects and the annual production capacity of 16.3 million tons.

•	Alumina – production continues to exceed nominal capacity

In 1Q05 the Alunorte refinery produced 631,000 tons of alumina, slightly (2.7%) less than in 1Q04, which had posted a quarterly record. In spite of the slight reduction, caused by routine adjustments in the plant operations, the first quarter production was very good, continuing to be higher than the plant nominal capacity.

•	Primary aluminum — Annualized output rising

Primary aluminum production in 1Q 2005 totaled 110,000 tons, which when annualized represents an output higher than that of the whole of 2004 (435,000 tons). Output in the quarter was 6.8% higher than in 1Q04.

•	Copper – challenges in ramp-up of Sossego

The output of copper concentrate from Sossego in 1Q05 was lower than expected, at 25,000 tons. Problems with mining equipment resulted in the feed to the plant with lower than expected average ore grades, reducing throughput, and consequently, concentrates production. The equipment is being replaced, which will enable the plant to operate at the programmed rate.

•	Potash – Taquari-Vassouras produced 147,000 tons

Production at Taquari-Vassouras was 147,000 tons in 1Q05, 4.3% more than in 1Q04.

A drill breakdown that caused a reduction in output in the first quarter has been resolved and production in the coming months will be speeded up to offset for the initial shortfall. As a result, programmed production for this year, which takes into account the startup of the capacity expansion in 2H05 (increasing output capacity to 850,000 tons/year), is estimated at approximately 750,000 tons.

•	Kaolin – production in line with planned level

CVRD’s total production of kaolin in 1Q05 was 296,000 tons, slightly lower than in 1Q04.

PPSA produced 111,000 tons, and Cadam 186,000 tons. The slight reduction in output in the first quarter was caused by previously programmed maintenance stoppages, and will not affect the budgeted volume for the year, of 1.330 million tons.

For more information, contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: Alessandra.Gadelha@cvrd.com.br + 55-21-3814-4053
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This release may include statements of the company’s management’s expectations about future events or results. All statements when based on future expectations rather than historical facts involve various risks and uncertainties. The Company cannot guarantee that such statements will be correct. Such risks and uncertainties include: factors relating to the Brazilian economy and the capital markets, which are volatile and may be affected by events in other countries; factors relating to the iron ore mining business and its dependence on the steel industry, which is cyclical by nature; and factors relating to the high competitiveness in the industries in which CVRD operates. For additional information about factors which could give rise to results different from those estimated by the Company, please consult the reports filed with the Brazilian Securities Commission (CVM) and the Securities Exchange Commission (SEC) of the US, including CVRD’s most recent Annual Report – Form 20F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Fabio de Oliveira Barbosa
Date: May 17, 2005		Fabio de Oliveira Barbosa
Chief Financial Officer